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TABLE OF CONTENTS

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-107782

PROSPECTUS

INTERLEUKIN GENETICS, INC.

525,000 SHARES OF COMMON STOCK

This prospectus relates to the resale from time to time of up to 525,000 shares of our common stock by the selling stockholders described in the section entitled "Selling Stockholders" beginning on page 10 of this prospectus or their transferees. These shares are issuable upon the exercise of warrants that we issued in a private placement of promissory notes and warrants in August 2002.

        We will receive the exercise price for the warrants in the event that they are exercised by the selling stockholders.

        For information on the possible methods of sale that may be used by the selling stockholders, you should refer to the section entitled "Plan of Distribution" beginning on page 12 of this prospectus.

        Our common stock is traded on the OTC Bulletin Board and The Boston Stock Exchange under the symbol "ILGN." On August 20, 2003, the last reported sale price for our common stock on the OTC Bulletin Board was $2.25 per share.

        Our address is 135 Beaver Street, Waltham, Massachusetts 02452, and our telephone number is 781/398-0700.

You should consider carefully the risks that we have described in "Risk Factors"
beginning on page 2 before deciding whether to invest in our common stock.

Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these Securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 21, 2003.

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

OUR BUSINESS

        Interleukin Genetics, Inc. is a functional genomics company focused on personalized medicine. We develop genetic tests that identify patients at risk for some diseases and patients most likely to respond to particular therapeutic interventions. We also optimize nutritional and therapeutic compounds for strategic partners using our genotype-specific cell lines. We believe that by identifying individuals at risk for certain diseases and combining this knowledge with specific therapeutic interventions, better healthcare decisions can be made, reducing costs and greatly improving patient health outcomes. We have a growing portfolio of patents covering the genetics of a number of common diseases and conditions.

        Our executive offices are located at 135 Beaver Street, Waltham, Massachusetts 02452, and our telephone number is 781/398-0700. We were incorporated in Texas in 1986 and we re-incorporated in Delaware in March 2000. We maintain a website at www.ilgenetics.com. The information contained on our website is not part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

THE OFFERING

Common stock offered by the selling stockholders	525,000 shares issuable upon the exercise of common stock purchase warrants held by the selling stockholders.
Use of proceeds
We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. We will receive the exercise price for the warrants in the event that they are exercised by the selling stockholders. See "Use of Proceeds."
OTC Bulletin Board symbol	"ILGN"

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing shares of our common stock. If any of the following risks actually occurs, our business, operating results or financial condition would likely suffer. In that case, the market price of our common stock could decline and you could lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We have a history of operating losses and expect these losses to continue in the future.

        We have experienced significant operating losses since our inception and expect these losses to continue for some time. We incurred losses from operations of $4.8 million in 2001, $5.1 million in 2002 and $2.4 million through the first six months of 2003. As of June 30, 2003, our accumulated deficit was $43.4 million. Our losses result primarily from research and development and selling, general and administrative expenses. We have not generated significant revenues from product sales, and we do not know if we will ever generate significant revenues from product sales. We will need to generate significant revenues to continue our research and development programs and achieve profitability. We cannot predict when, if ever, we will achieve profitability.

The market for genetic susceptibility tests is unproven.

        The market for genetic susceptibility tests is at an early stage of development and may not continue to grow. The general scientific community, including us, has only a limited understanding of the role of genes in predicting disease. When we identify a gene or genetic marker that may predict disease, we conduct clinical trials to confirm the initial scientific discovery and to establish the scientific discovery's clinical utility in the marketplace. The results of these clinical trials could limit or delay our ability to bring the test to market, reduce the test's acceptance by our customers or cause us to cancel the program, any of which limit or delay sales and cause additional losses. The only genetic susceptibility test we currently market is PST, which predicts the risk of periodontal disease, and it has produced only minimal revenues to date. The marketplace may never accept our products, and we may never be able to sell our products at a profit. We may not complete development of or commercialize our other genetic susceptibility tests.

        The success of our genetic susceptibility tests will depend upon their acceptance as medically useful and cost-effective by patients, physicians, dentists, other members of the medical and dental community and by third-party payors, such as insurance companies and the government. We can achieve broad market acceptance only with substantial education about the benefits and limitations of genetic susceptibility tests. Our tests may not gain market acceptance on a timely basis, if at all. If patients, dentists and physicians do not accept our tests, or take a longer time to accept them than we anticipate, then it will reduce our sales, resulting in additional losses.

We rely heavily on third parties, including Alticor Inc., to perform sales, marketing and distribution functions on our behalf, which could limit our efforts to successfully market products.

        We have limited experience and capabilities with respect to distributing, marketing and selling genetic susceptibility tests. We have relied and plan to continue to rely significantly on sales, marketing and distribution arrangements with third parties, over which we have limited influence. If these third parties do not successfully market our products, it will reduce our sales and increase our losses. If we are unable to negotiate acceptable marketing and distribution agreements with future third parties, or if in the future we elect to perform sales, marketing and distribution functions ourselves, we will incur significant costs and face a number of additional risks, including the need to recruit experienced marketing and sales personnel. On March 5, 2003, we signed a strategic alliance with Alticor and its affiliates. As part of this alliance, Alticor's affiliates will conduct some sales, marketing and distribution functions on our behalf. While they have far more experience and success in marketing, selling and distributing products than we do, we could become very dependent upon their efforts and their failure to successfully market our products on a timely basis could reduce our sales and increase our losses.

If we fail to obtain additional capital, or obtain it on unfavorable terms, then we may have to end our research and development programs and other operations.

        We anticipate our current cash, along with our anticipated revenue, anticipated new debt issuances and anticipated equity milestone payment will be sufficient to fund operations, as planned, into 2005. If we are not generating sufficient cash or cannot raise additional capital prior to 2005, we may be unable to fund our business operations and will be required to seek other strategic alternatives and may be required to declare bankruptcy.

        Our future financial needs depend on many factors. We will need funds for the commercial launch of additional genetic tests, continued research and development efforts, obtaining and protecting patents and administrative expenses. Additional financing may not be available when needed, or, if available, it may not be available on favorable terms. If we cannot obtain additional capital on terms acceptable terms when needed, we may have to discontinue operations, or, at a minimum, curtail one or more of our research and development programs.

Because Pyxis has a controlling percentage of the voting power of our outstanding stock, other stockholders' voting power is limited.

        On matters for which the holder of our preferred stock, Pyxis Innovations Inc., votes on an as-converted basis with holders of common stock, Pyxis would have approximately 54.8% of shares of common stock deemed entitled to vote. Accordingly, Pyxis will be able to determine the outcome of these stockholder votes, including votes concerning the election of four of our five directors, the adoption or amendment of some provisions in our Certificate of Incorporation or By-Laws and the approval of mergers and other significant corporate transactions, including a sale of substantially all of our assets. Pyxis may make decisions that are adverse to other stockholders' or warrantholders' interests. This ownership concentration may also adversely affect the market price of our common stock. Pyxis has the right to designate four of our five directors and the four directors designated by Pyxis are all employees of Pyxis or its affiliates.

The Series A Preferred Stock has rights which are senior to common stockholder rights and this may reduce the value of the common stock.

        The Series A Preferred Stock, which was issued to Pyxis on March 5, 2003, accrues dividends at the rate of 8% of the original purchase price per year, payable only when, as and if declared by the Board of Directors and are non-cumulative. If we declare a distribution, with certain exceptions, payable in securities of other persons, evidences of indebtedness issued by us or other persons, assets (excluding cash dividends) or options or rights to purchase any such securities or evidences of indebtedness, then, in each such case the holders of the Series A Preferred Stock shall be entitled to a proportionate share of any such distribution as though the holders of the Series A Preferred Stock were the holders of the number of shares of our common stock into which their respective shares of Series A Preferred Stock are convertible as of the record date fixed for the determination of the holders of our common stock entitled to receive such distribution.

        In the event of any liquidation, dissolution or winding up of Interleukin, whether voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of our assets or surplus funds to the holders of our common stock by reason of their ownership thereof, the amount of two times the then-effective purchase price per share, as adjusted for any stock dividends, combinations or splits with respect to such shares, plus all declared but unpaid dividends on such share for each share of Series A Preferred Stock then held by them. After receiving this amount, the holders of the Series A Preferred Stock shall participate on an as-converted basis with the holders of common stock in any of our remaining assets. At the election of the holders of a majority the Series A Preferred Stock, an acquisition of Interleukin by means of merger or other form of corporate reorganization in which our outstanding shares stock are exchanged for securities or other consideration issued by the acquiring corporation or a sale of all or substantially all of our assets will be treated as a liquidation.

        The preferential treatment accorded the Series A Preferred Stock might reduce the value of the common stock.

In a circumstance in which Pyxis enters a business in competition with our own, we have agreed with Pyxis that the four directors appointed by Pyxis do not need to present potential transactions or other corporate opportunities to us.

        In conjunction with our strategic alliance with Pyxis, we have agreed to certain terms for allocating opportunities as permitted under Section 122(17) of the Delaware General Corporation Law. This agreement, as set forth in the Purchase Agreement, regulates and defines the conduct of our affairs as they may involve Pyxis as our majority stockholder and its affiliates, and the powers, rights, duties and liabilities of us and our officers and directors in connection with corporate opportunities.

        Except under certain circumstances, Pyxis and its affiliates have the right to engage in the same or similar activities or lines of business or have an interest in the same classes or categories of corporate opportunities as we do. We have agreed with Pyxis that if Pyxis, or one of our directors appointed by Pyxis, and Pyxis' affiliates acquire knowledge of a potential transaction or matter that may be a corporate opportunity for both Pyxis and its affiliates and us, to the fullest extent permitted by law, Pyxis and its affiliates will not have a duty to inform us about the corporate opportunity or be liable to us or to you for breach of any fiduciary duty as a stockholder of ours for not informing us of the corporate opportunity, keeping it for its own account, or referring it to another person.

        Additionally, except under limited circumstances, if an officer or employee of Pyxis who is also one of our directors is offered a corporate opportunity, such opportunity shall not belong to us. In addition, we agreed that such director will have satisfied his duties to us and not be liable to us or to you in connection with such opportunity. This policy may make it more difficult for us to learn of or benefit from significant opportunities for strategic alliances, research agreements, distribution agreements, licenses or new technology.

If we are unsuccessful in establishing additional strategic alliances, our ability to develop and market products and services will be damaged.

        Entering into strategic alliances for the development and commercialization of products and services based on our discoveries is an important element of our business strategy. We anticipate entering into additional collaborative arrangements with Alticor affiliates and other parties in the future. We face significant competition in seeking appropriate collaborators. In addition, these alliance arrangements are complex to negotiate and time-consuming to document. If we fail to maintain existing alliances or establish additional strategic alliances with Alticor's affiliates and others, then our ability to develop and market products and services will be damaged. In addition, the terms of any future strategic alliances may be unfavorable to us or these strategic alliances may be unsuccessful.

If we fail to obtain an adequate level of reimbursement for our products or services by third-party payors, then some of our products and services will not be commercially viable.

        The availability and levels of reimbursement by governmental and other third-party payors affect the market for any healthcare service. These third-party payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for medical products and services. Our ability to successfully commercialize our existing genetic susceptibility test and others that we may develop depends on obtaining adequate reimbursement from third-party payors. The extent of third-party payor reimbursement will likely heavily influence physicians' and dentists' decisions to recommend genetic susceptibility tests, as well as patients' elections to pursue testing. If reimbursement is unavailable or limited in scope or amount, then we cannot sell our products and services profitably. In particular, third-party payors tend to deny reimbursement for services which they determine to be investigational in nature or which are not considered "reasonable and necessary" for diagnosis or treatment. To date, few third-party payors have agreed to reimburse patients for genetic susceptibility tests, and we do not know if third-party payors will, in the future, provide full reimbursement coverage for these genetic tests. If third-party payors do not provide adequate reimbursement coverage, then individuals may choose to directly pay for the test. If both third-party payors and individuals are unwilling to pay for the tests, then the number of tests we can sell will be significantly decreased, resulting in reduced revenues and additional losses.

If we fail to obtain patent protection for our products and preserve our trade secrets, then competitors may develop competing products and services, which will decrease our sales and market share.

        Our success will partly depend on our ability to obtain patent protection, in the United States and in other countries, for our products and services. In addition, our success will also depend upon our ability to preserve our trade secrets and to operate without infringing upon the proprietary rights of third parties.

        We own exclusive rights (subject to rights granted to an affiliate of Alticor in the fields of dermagenomics and nutrigenomics) in fourteen issued U.S. patents, we have received notices of allowance on two U.S. patent applications and have nineteen U.S. patent applications pending. We have also been granted a number of corresponding foreign patents and have a number of foreign counterparts of our U.S patents and patent applications pending. Our patent positions, and those of other pharmaceutical and biotechnology companies, are generally uncertain and involve complex legal, scientific and factual questions. Our ability to develop and commercialize products and services depends on our ability to:

  •
  Obtain patents;

  •
  Obtain licenses to the proprietary rights of others;

  •
  Prevent others from infringing on our proprietary rights; and

  •
  Protect trade secrets.

        Our pending patent applications may not result in issued patents and any issued patents may never afford meaningful protection for our technology or products. Further, others may develop competing products which avoid legally infringing upon, or conflicting with, our patents. In addition, competitors may challenge any patents issued to us, and these patents may subsequently be narrowed, invalidated or circumvented.

        We also rely on trade secrets and proprietary know-how that we seek to protect, in part, by confidentiality agreements. The third parties we contract with may breach these agreements, and we might not have adequate remedies for any breach. Additionally, our competitors may discover or independently develop our trade secrets.

Third parties may own or control patents or patent applications and require us to seek licenses, which could increase our costs or prevent us from developing or marketing our products or services.

        We may not have rights under patents or patent applications that are related to our current or proposed products. Third parties may own or control these patents and patent applications in the United States and abroad. Therefore, in some cases, to develop or sell any proposed products or services, with patent rights controlled by third parties, our collaborators or we may seek, or may be required to seek, licenses under third-party patents and patent applications. If this occurs, we will pay license fees or royalties or both to the licensor. If licenses are not available to us on acceptable terms, we or our collaborators may be prohibited from developing or selling our products or services.

        If third parties believe our products or services infringe upon their patents, they could bring legal proceedings against us seeking damages or seeking to enjoin us from testing, manufacturing or marketing our products or services. Any litigation could result in substantial expenses to us and significant diversion of attention by our technical and management personnel. Even if we prevail, the time, cost and diversion of resources of patent litigation would likely damage our business. If the other parties in any patent litigation brought against us are successful, in addition to any liability for damages, we may have to cease the infringing activity or obtain a license.

Technological changes may cause our products and services to become obsolete.

        Our competitors may develop susceptibility tests that are more effective than our technologies or that make our technologies obsolete. Innovations in the treatment of the diseases in which we have products or product candidates could make our products obsolete. These innovations could prevent us from selling, and significantly reduce or eliminate the markets for, our products.

We may be prohibited from fully using our net operating loss carryforwards, which could affect our financial performance.

        As a result of the losses incurred since inception, we have not recorded a federal income tax provision and have recorded a valuation allowance against all future tax benefits. As of December 31, 2002, we had net operating loss carryforwards of approximately $33.8 million for federal and state income tax purposes, expiring in varying amounts through the year 2022. We also had a research tax credit of approximately $369,000 at December 31, 2002, that expires in varying amounts through the year 2022. Our ability to use these net operating loss and credit carryforwards is subject to restrictions contained in the Internal Revenue Code which provide for limitations on our utilization of our net operating loss and credit carryforwards following a greater than 50% ownership change during the prescribed testing period. We have experienced two such ownership changes. One change came in March 2003, and the other was in June 1999. As a result, all of our net operating loss carryforwards will be limited in utilization. The annual limitation may result in the expiration of the carryforwards prior to utilization. In addition, in order to realize the future tax benefits of our net operating loss and tax credit carryforwards, we must generate taxable income, of which there is no assurance.

We are subject to intense competition from other companies, which may damage our business.

        Our industry is highly competitive. Our competitors in the United States and abroad are numerous and include major pharmaceutical and diagnostic companies, specialized biotechnology firms, universities and other research institutions, including those receiving funding from the Human Genome Project. Many of our competitors have considerably greater financial resources, research and development staffs, facilities, technical personnel, marketing and other resources than we do. Furthermore, many of these competitors are more experienced than we are in discovering, commercializing and marketing products. These greater resources may allow our competitors to discover important genes or genetic markers before we do. If we, in conjunction with the University of

Sheffield, do not discover disease predisposing genes and commercialize these discoveries before our competitors, then our ability to generate sales and revenues will be reduced or eliminated, and could make our products obsolete. We expect competition to intensify in our industry as technical advances are made and become more widely known.

We are subject to government regulation which may significantly increase our costs and delay introduction of future products.

        The sale, performance or analysis of our genetic tests do not currently require FDA approval. At both the federal and state level, there is limited regulation of genetic testing laboratories. Changes in existing regulations could require advance regulatory approval of genetic susceptibility tests, resulting in a substantial curtailment or even prohibition of our activities without regulatory approval. If our genetic tests ever require regulatory approval, on either a state or federal level, then the costs of introduction will increase and marketing and sales of products may be significantly delayed.

We may be subject to product liability claims that are costly to defend and that could limit our ability to use some technologies in the future.

        The design, development, manufacture and use of our genetic susceptibility tests involve an inherent risk of product liability claims and associated adverse publicity. Producers of medical products face substantial liability for damages in the event of product failure or allegations that the product caused harm. We currently maintain product liability insurance, but it is expensive and difficult to obtain, may not be available in the future on economically acceptable terms and may not be adequate to fully protect us against all claims. We may become subject to product liability claims that, even if they are without merit, could result in significant legal defense costs. We could be held liable for damages in excess of the limits of our insurance coverage, and any claim or resulting product recall could create significant adverse publicity.

Ethical, legal and social issues related to genetic testing may reduce demand for our products.

        Genetic testing has raised issues regarding the appropriate utilization and the confidentiality of information provided by genetic testing. Genetic tests for assessing a person's likelihood of developing a chronic disease have focused public attention on the need to protect the privacy of genetic assessment medical information. For example, concerns have been expressed that insurance carriers and employers may use these tests to discriminate on the basis of genetic information, resulting in barriers to the acceptance of genetic tests by consumers. This could lead to governmental authorities prohibiting genetic testing or calling for limits on or regulating the use of genetic testing, particularly for diseases for which there is no known cure. Any of these scenarios would decrease demand for our products and result in substantial losses.

Our dependence on key executives and scientists could adversely impact the development and management of our business.

        Our success substantially depends on the ability, experience and performance of our senior management and other key personnel. If we lose one or more of the members of our senior management or other key employees, it could damage our development programs and our business. In addition, our success depends on our ability to continue to hire, train, retain and motivate skilled managerial and scientific personnel. The pool of personnel with the skill that we require is limited. Competition to hire from this limited pool is intense. We compete with numerous pharmaceutical and health care companies, as well as universities and nonprofit research organizations in the highly competitive Boston, Massachusetts business area. Loss of the services of Dr. Philip R. Reilly, our Chairman and CEO, Dr. Kenneth Kornman, our President, or Dr. Paul M. Martha, our Chief Medical Officer, could delay our research and development programs and damage our business. We have entered into employment agreements with three-year terms with Drs. Reilly, Kornman and Martha. Any of these employees can terminate his employment upon 30 days' notice. We do not maintain key man life insurance on any of our personnel.

Our business involves environmental risks that may result in liability for us.

        Our business is also subject to regulation under federal, state and local laws regarding environmental protection and hazardous substances control, including the Occupational Safety and Health Act, the Environmental Protection Act and the Toxic Substance Control Act, which govern the use, generation, manufacture, storage, discharge, handling and disposal of low-level radioactive material, biological specimens and other substances. We believe that we are in material compliance with these and other applicable laws and that our ongoing compliance will not have a material adverse effect on our business. However, statutes or regulations applicable to our business may be adopted which impose substantial additional costs to assure compliance or otherwise materially adversely affect our operations. In the event of accidental contamination or injury from these materials, we could be held liable for any damages that result and any such liability could exceed our resources.

RISKS RELATED TO THIS OFFERING

There is a limited market for our common stock and we cannot be sure that even this limited market will be maintained.

        Currently only a very limited trading market exists for Interleukin common stock. Our common stock trades on the Boston Stock Exchange and the OTC Bulletin Board under the symbol "ILGN." The OTC Bulletin Board is a limited market and subject to substantial restrictions and limitations in comparison to the Nasdaq system. Any broker/dealer that makes a market in our stock or other person that buys or sells our stock could have a significant influence over its price at any given time. The SEC has recently adopted rules that will require the Boston Stock Exchange to impose new requirements on the audit committees of listed companies, including that all of their members must be "independent" by the time of their annual meeting in 2004. We cannot be certain that any of our current directors will meet the definition of independence eventually adopted by the Boston Stock Exchange, therefore we may fail to satisfy the listing requirements for the Boston Stock Exchange. Additionally, the Boston Stock Exchange requires listed companies to maintain stockholders equity of at least $500,000. If we are unable to raise additional equity capital in 2004 we may fail to satisfy the listing requirements of the Boston Stock Exchange. If we fail to satisfy any of the listing requirements we may be subject to delisting from the Boston Stock Exchange. If we are delisted from the Boston Stock Exchange, we will be forced to trade solely on the OTC Bulletin Board. We cannot assure our shareholders that a market for our stock will be sustained. There is no assurance that our shares will have any greater liquidity than shares which do not trade on any public market.

We do not expect to pay dividends for the foreseeable future and you should not expect to receive any funds without selling your shares of common stock, which you may only be able to do at a loss.

        We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Therefore, you should not expect to receive any funds without selling your shares, which you may only be able to do at a loss.

Our former use of Arthur Andersen LLP as our independent auditors may pose risk to us and will limit your ability to seek potential recoveries from them related to their work.

        On June 15, 2002, Arthur Andersen LLP, our former independent auditor, was convicted on a federal obstruction of justice charge. Some investors, including institutional investors, may choose not to invest in or hold securities of a company whose financial statements were audited by Arthur Andersen, which may serve to, among other things, depress the price of our common stock. In July and August 2002, our board of directors decided to no longer engage Arthur Andersen and engaged Grant Thornton LLP to serve as our independent auditors.

        SEC rules require us to present our audited financial statements in various SEC filings, along with Arthur Andersen's consent to our inclusion of its audit report in those filings. The SEC recently has provided regulatory relief designed to allow companies that file reports with the SEC to dispense with the requirement to file a consent of Arthur Andersen in certain circumstances. Notwithstanding the SEC's regulatory relief, the inability of Arthur Andersen to provide its consent or to provide assurance services to us could negatively affect our ability to, among other things, access the public capital markets. Any delay or inability to access the public markets as a result of this situation could have a material adverse impact on our business. Also, an investor's ability to seek potential recoveries from Arthur Andersen related to any claims that an investor may assert as a result of the work performed by Arthur Andersen will be limited significantly in the absence of a consent and may be further limited by the diminished amount of assets of Arthur Andersen that are or may in the future be available for claims.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference contain forward-looking statements including, without limitation, statements concerning our expectations of future sales, research and development expenses, selling, general and administrative expenses, product introductions and cash requirements. Forward-looking statements often, although not always, include words or phrases such as "will likely result," "expect," "will continue," "anticipate," "estimate," "intend," "plan," "project," "outlook" or similar expressions. Our actual results may vary materially from those expressed in these forward-looking statements. Factors that could cause actual results to differ from expectations include those contained in the section entitled "Risk Factors." Our results of operations might be adversely affected by one or more of these factors.

USE OF PROCEEDS

        The shares being offered by this prospectus are owned by our shareholders. For further information see the following section entitled "Selling Shareholders" and the section entitled "Plan of Distribution" on page 8 of this prospectus. We will use the proceeds from the exercise of the warrants, if any, for general corporate purposes.

SELLING STOCKHOLDERS

        The shares of our common stock offered by this prospectus are issuable upon the exercise of warrants that were issued to the selling stockholders. On August 9, 2002, we entered into Note and Warrant Subscription Agreements with each of the selling stockholders. Pursuant to these agreements, on August 9, 2002 we issued and sold to the selling stockholders warrants to purchase an aggregate of 525,000 shares of out common stock at an exercise price of $2.50 per share. The issuance of the warrants was a private placement exempt from the registration requirements of the Securities Act. In connection with this transaction, we also entered into a Registration Rights Agreement with the selling stockholders. Pursuant to the terms of the Registration Rights Agreement, we filed a registration statement, of which this prospectus constitutes a part, in order to permit the selling stockholders and their permitted transferees and assigns to resell to the public the shares of our common stock issuable upon conversion of the warrants. The selling stockholders represented to us that they purchased the warrants for their own account for investment only and not with a view to, or resale in connection with, a distribution of the shares, except through sales registered under the Securities Act or exemptions thereto.

        The following table lists the selling stockholders and other information regarding the beneficial ownership of the common stock underlying the warrants by each of the selling stockholders as of July 14, 2003. The information provided in the table below has been obtained from the selling stockholders. The selling stockholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

	BENEFICIAL OWNERSHIP BEFORE THE OFFERING			BENEFICIAL OWNERSHIP AFTER THE OFFERING(1)
NAME	NUMBER OF SHARES	PERCENTAGE OF CLASS(2)	SHARES BEING OFFERED	NUMBER OF SHARES	PERCENTAGE OF CLASS(2)
Edward T. and Julie M. Kennedy.	459,500	1.9%	50,000	409,500	1.7%
Edward T. Kennedy, Sr.(3)	442,000	1.9%	35,000	367,000	1.5%
ECCO Investments LLC	30,000	*	15,000	15,000	*
Cream Company, Inc.	60,000	*	25,000	35,000	*
Joseph Lindner, Jr.	105,000	*	50,000	55,000	*
Edward Blair, Jr.(4)	293,300	1.2%	50,000	243,300	1.0%
Valor Capital Management	2,108,000	8.9%	200,000	1,908,000	8.0%
Gary L. Crocker(5)	1,475,000	6.2%	50,000	1,425,000	6.0%
Philip R. Reilly(6)	923,000	3.9%	25,000	898,000	3.8%
Thomas A. Moore(7)	35,000	*	25,000	10,000	*

(1)
We do not know when or in what amounts each selling stockholder may offer for sale the shares of common stock pursuant to this offering. The selling stockholders may choose not to sell any of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares of common stock pursuant to this offering, and because there are currently no agreements, arrangements or undertakings with respect to the sale of any of the shares of common stock, we cannot estimate the number of shares of common stock that each selling stockholder will hold after completion of the offering. For purposes of this table, we have assumed that the selling stockholders will have sold all of the shares covered by this prospectus upon the completion of the offering.

(2)
Based on 23,758,088 shares of common stock of the Company outstanding as of July 31, 2003 (including the 525,000 shares issuable to the selling stockholders and offered for sale hereby).

(3)
Includes (i) 15,000 shares of common stock and 15,000 shares of common stock issuable upon the exercise of warrants held by ECCO Investments, LLC and (ii) 35,000 shares of common stock and 25,000 shares of common stock issuable upon the exercise of warrants held by Cream Company, over which Mr. Kennedy has voting or dispositive control.

(4)
Mr. Blair was a member of our Board of Directors from 1999 until March 5, 2003.

(5)
Mr. Crocker was a member of our Board of Directors from 1999 until March 5, 2003.

(6)
Mr. Reilly has been a member of our Board of Directors since 1998 and our Chief Executive Officer and the Chairman of our Board of Directors since 1999.

(7)
Mr. Moore was a member of our Board of Directors from 1997 until March 5, 2003.

PLAN OF DISTRIBUTION

        The selling stockholders may sell shares from time to time in negotiated transactions, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices. The selling stockholders may effect these transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both, which compensation to a particular broker-dealer might be in excess of customary commissions.

        The selling stockholders and any broker-dealers who act in connection with the sale of securities hereunder may be deemed to be "underwriters" as that term is defined in the Securities Act of 1933, as amended, and any commissions received by them and profit on any resale of the securities as principal might be deemed to be underwriting discounts and commissions under the Securities Act. We will indemnify the selling stockholders against some liabilities in connection with their sales, including liabilities under the Securities Act as underwriter or otherwise.

        We are bearing all out-of-pocket expenses incurred in connection with the registration of the resale of the shares of our common stock, including, without limitation, all registration and filing fees imposed by the Securities and Exchange Commission, the Boston Stock Exchange and blue sky laws, printing expenses, transfer agents' and registrars' fees, and the fees and disbursements of our outside counsel and independent public accountants. The selling shareholders will bear all underwriting discounts and commissions and transfer or other taxes.

LEGAL MATTERS

        The validity of the securities offered by this prospectus is being passed upon by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to Interleukin Genetics.

EXPERTS

        Our consolidated financial statements as of and for the year ended December 31, 2002, incorporated by reference in this prospectus and registration statement have been audited by Grant Thornton LLP, independent auditors, as set forth in their report thereon (our financial statements as of, and for the years ended, December 31, 2001 and 2000 were audited by other auditors who have ceased operations and Grant Thornton LLP has expressed no opinion or other form of assurance on the 2001 and 2000 financial statements taken as a whole) incorporated by reference herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        Additionally, our audited consolidated financial statements incorporated by reference in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their reports have been audited with respect to our and our subsidiaries' consolidated balance sheet as at December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2001 and 2000, by Arthur Andersen LLP, independent public accountants. These reports are incorporated by reference in this prospectus in reliance upon the authority of that accounting firm as an expert in giving these reports.

        We have been unable to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our naming it as an expert and as having audited the consolidated financial statements for the years ended December 31, 2001 and 2000 and including its audit report in this prospectus. Under these circumstances, Rule 437(a) of the Securities Act permits this registration statement to be filed without the consent of Arthur Andersen LLP. This lack of consent may limit your ability to recover damages from Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

        On June 28, 2002, upon the approval of our Audit Committee and Board of Directors, we dismissed Arthur Andersen LLP as our independent public accountants. Arthur Andersen's reports on the Company's consolidated financial statements for the years ended December 31, 2001 and 2000 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except for a going concern qualification with respect to their audit report on the Company's financial statements for the fiscal year ended December 31, 2001. In connection with its audits for the Company's fiscal years ended December 31, 2001 and 2000, its review of the Company's financial statements for the quarter ending March 31, 2002 and through the date of this report, there were no disagreements between the Company and Arthur Andersen on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure which, if not resolved to Arthur Andersen's satisfaction, would have caused Arthur Andersen to make reference to the subject matter in connection with Arthur Andersen's report on the Company's consolidated financial statements for such years; and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K through the date of this report. We have requested and received from Arthur Andersen LLP the letter required by Item 304(a)(3) of Regulation S-K (and filed the same as Exhibit 16.1 to our report on Form 8-K filed on July 3, 2002), and we state that Arthur Andersen LLP agrees with the statements made by us in this prospectus in response to Item 304(a)(1) of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

        We are a public company and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

        This prospectus is only part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933. The registration statement contains more information than this prospectus regarding us and our common stock, including exhibits and schedules. You should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

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  inspect a copy of the registration statement, including the exhibits and schedules, without charge at the SEC's Public Reference Room; or

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  obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with it, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by other information that is contained in this document or in later filed documents incorporated by reference in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the time that all of the securities offered by this prospectus are sold.

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  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on April 15, 2003;

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  Our Current Report on Form 8-K, filed with the SEC on January 30, 2003;

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  Our Current Report on Form 8-K, filed with the SEC on March 5, 2003 as amended by our Current Report on Form 8-K/A filed with the SEC on March 11, 2003;

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  Our Current Report on Form 8-K, filed with the SEC on March 26, 2003;

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  Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003, filed with the SEC on May 14, 2003;

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  Our Current Report on Form 8-K, filed with the SEC on May 30, 2003;

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  Our Proxy Statement on Schedule 14A, filed with the SEC on June 23, 2003;

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  Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003, filed with the SEC on August 11, 2003; and

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  The description of our common stock contained in Item 1 of our Registration Statement on Form 8-A dated December 15, 1997.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Interleukin Genetics, Inc.
135 Beaver Street
Waltham, Massachusetts 02452
Attention: Investor Relations
Telephone: 781/398-0700

        You should rely only upon information contained in this prospectus. We have not authorized anyone to provide you with information or to represent anything to you not contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted.